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                           September 1, 2023

       Marc Fogassa
       Chief Executive Officer and Chairman of the Board
       Atlas Lithium Corporation
       Rua Bahia, 2463     Suite 205
       Belo Horizonte, Minas Gerais
       Brazil 30.160-012

                                                        Re: Atlas Lithium
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed August 25,
2023
                                                            File No. 333-274223

       Dear Marc Fogassa:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Era Anagnosti